United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release
SIGNATURES

CONTRACTS WITH RELATED PARTIES

AMOUNT
	CONTRACTOR/		(R$/YEAR)
PURPOSE OF THE CONTRACT	CONTRACTED	TERM	ESTIMATED - 2003	CANCELATION OR CONCLUSION TERMS

Sale of Pellet Feed.	ITABRASCO / CVRD	Indeterminate	180 million	—
Sale of Pellets.	CVRD / ITABRASCO	Indeterminate	65 million	—
Pelletizing plant operation	ITABRASCO / CVRD	Indeterminate	25 million	—
Sale of Pellet Feed.	HISPANOBRAS / CVRD	Dec. 2004 (Renewable)	220 million	—
Sale of Pellets.	CVRD / HISPANOBRAS	Dec. 2004 (Renewable)	180 million	—
Pelletizing plant operation	HISPANOBRAS / CVRD	2001 – 2004	25 million	—
Sale of Pellet Feed.	KOBRASCO / CVRD	1998 – 2013	200 million	Notice of not more than 24 months prior to expiry of agreement.
Sale of Pellets.	CVRD / KOBRASCO	1998 – 2013	170 million	Notice of not more than 24 months prior to expiry of agreement.
Pelletizing plant operation	KOBRASCO/ CVRD	1998 – 2013	25 million	Notice of not more than 24 months prior to expiry of agreement.
Sale of Pellet Feed.	NIBRASCO / CVRD	March 2004 (Renewable)	310 million	—
Sale of Pellets.	CVRD / NIBRASCO	March 2004 (Renewable)	330 million	—
Pelletizing plant operation	NIBRASCO / CVRD	Abr. 2003 – March 2004	60 million	—
Tolling contract	CVRD / NIBRASCO	April 2003/ March 2004	75 million	Automatic extension for subsequent 12-month periods, in the absence of a written notice to the contrary.

AMOUNT
	CONTRACTOR/		(R$/YEAR)
PURPOSE OF THE CONTRACT	CONTRACTED	TERM	ESTIMATED - 2003	CANCELATION OR CONCLUSION TERMS

Supply of 100% of CST’s needs of iron ore and pellets.	Companhia Siderúrgica de Tubarão – CST / CVRD	From 01/01/2000 to 12/31/2009	490 million	1. Default of any clause, condition, or provision not remedied within 30 days after receipt of written notice or court summons sent to this effect by the complaining party;
2. Bankruptcy, creditors’ agreement, insolvency, or judicial or out-of-court winding up;
3. Cessation of supplies or receipts for over 30 (thirty) days by order of a competent authority;
4. Act of God or force majeure of more than 90 (ninety) consecutive days.

In case of total or partial lack of payment of amounts arising from this AGREEMENT, the interested party may choose to suspend supplies or receipts until the amount due is paid, with a maximum time frame of 3 (three) months, after which this AGREEMENT shall be legally terminated.
Sale of iron ore to USIMINAS, to be utilized in its plant in Ipatinga, Minas Gerais	Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS / CVRD	From 01/01/2003 to 03/31/2008	185 million	1. Default of any clause, condition, or provision not remedied within 30 days after receipt of written notice or court summons sent to this effect by the complaining party;
2. Bankruptcy, creditors’ agreement, insolvency, or judicial or out-of-court winding up;
3. Cessation of supplies or receipts for over 30 (thirty) days by order of a competent authority;
4. Act of God or force majeure of more than 90 (ninety) consecutive days.

In case of total or partial lack of payment of amounts arising from this AGREEMENT, the interested party may choose to suspend supplies or receipts until the amount due is paid, with a maximum time frame of 3 (three) months, after which this AGREEMENT shall be legally terminated.

			AMOUNT
	CONTRACTOR/		(R$/YEAR)
PURPOSE OF THE CONTRACT	CONTRACTED	TERM	ESTIMATED - 2003	CANCELATION OR CONCLUSION TERMS

Sale of iron ore to USIMINAS, to be utilized in its plant in Ipatinga, Minas Gerais	Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS / CVRD	From 02/01/2003 to 01/31/2007	60 million	1. Default of any clause, condition, or provision not remedied within 30 days after receipt of written notice or court summons sent to this effect by the complaining party;
2. Bankruptcy, creditors’ agreement, insolvency, or judicial or out-of-court winding up;
3. Cessation of supplies or receipts for over 30 (thirty) days by order of a competent authority;
4. Act of God or force majeure of more than 90 (ninety) consecutive days.

				In case of total or partial lack of payment of amounts arising from this AGREEMENT, the interested party may choose to suspend supplies or receipts until the amount due is paid, with a maximum time frame of 3 (three) months, after which this AGREEMENT shall be legally terminated.
Bauxite purchase	CVRD/MRN	1995-2014	134,897,840
Bauxite purchase	CVRD/MRN	1998-2017	31,592,000
Bauxite purchase	CVRD/MRN	2000-2019	45,176,560
Bauxite purchase	CVRD/MRN	2003-2022	176,915,200
Bauxite supply	Alunorte/Aluvale*	1999-2019	204,400,240
Alumina purchase	Aluvale/Alunorte*	1996-2005	49,963,825
Alumina purchase	Aluvale/Alunorte*	1996-2015	69,982,489
Alumina purchase	Aluvale/Alunorte*	2003-2022	134,206,515
Alumina purchase	Aluvale/Alunorte*	2004-2023	92,406,780
Alumina Cession	Albras/Aluvale*	1996-Jul 2015	13,983,050
Alumina purchase	Aluvale/Albras*	1987-Indeterminate	912,012,216
Services provided	Alunorte / Aluvale*	Indeterminate	795,962.64
Services provided	Albras / Aluvale*	Indeterminate	1,489,287.24

Assumption of debt with NAAC,to build alumina plant	ALUNORTE/ CVRD	12/11/96- 03/20/11	Annual installments of US$20 MM until march/11	CVRD shall deem this agreement expired after giving simple notice to Alunorte in the following circumstances, with no need for further action by CVRD:
a)   Total or partial lack of payment by Alunorte of principal, interest, and other charges, if any, arising from this advance, unless such event is remedied within 14 days after the notice by CVRD;
b)   Default by Alunorte of any liability as provided for in this Agreement or in the Basic Agreement, wherein it participated as a consenting party, should this event not be remedied within a period of 30 days after the notice given by CVRD;
c)   Total or partial non-compliance of any of the obligations undertaken in any other Agreement wherein it is a party, should such event not be remedied within 30 after the notice given by CVRD;
d)   Seizure of chattels, foreclosure or any other legal proceeding by a competent judicial authority, that have affected Alunorte’s assets and that interfere exceedingly in its activities;
e)   Alunorte’s inability to pay any of its debts on their respective maturity dates, which might lead to its insolvency or involvement in legal suits or proceedings such as company reorganization, winding up or bankruptcy, should these events persist for over 30 (thirty) days from their inception;
f)   Renegotiation or refinancing of debt that might affect Alunorte’s ability to honor its financial commitments as herein agreed upon;
g)   If a trustee, receiver, liquidator, or any other person should be appointed, with or without Alunorte’s consent, as responsible for all or a substantial part of Alunorte’s business, properties, assets or receipts should this event not be remedied within 30 days after the notice given by CVRD;
h)   Dissolution, merger, winding up, or disposition of a substantial part of Alunorte’s assets without the previous consent by NAAC, which in turn cannot deny this without a justification;
i)   Alunorte’s cessation of its business;
j)   A declaration of CVRD’s default by NAAC and the consequent acceleration of the maturities provided for in Article 14 of the Basic Agreement;
k)   Any of the events provided for in Article 5 of the Basic Agreement.
l)   Any action or omission that as understood by CVRD, after consulting NAAC, may give rise to damages to the Project or to compliance by Alunorte with the obligations

Debt assumption	ALUNORTE/ CVRD	07/26/99 04/01/04	Payment in aprill/04 of USD 124,390,582.07	This agreement may be legally terminated at the discretion of the innocent party, by means of a simple written advice in any of the following events:
A – violation of any of its terms and conditions
B – bankruptcy, creditors’ agreement,
dissolution, or judicial or out-of-court winding up, whether requested or approved; or
C – evidence of the legal impossibility of any of the Parties in honoring its respective liabilities as stipulated herein.
Cession of export credit	KOBRASCO/CVRD	05/12/2003 05/12/2006	Amortization in the end US$3,000,000
Cession of export credit.	KOBRASCO/CVRD	03/10/2003 03/10/2006	Amortization in the end US$5,000,000
Cession of export credit.	KOBRASCO/CVRD	02/10/2003 02/10/2006	Amortization in the end US$5,000,000
Cession of export credit.	KOBRASCO/CVRD	10/03/2002 10/03/2005	Amortization in the end US$30,000,000
Cession of export credit	ITABRASCO/CVRD	12/17/2003 01/07/2004	Amortization in the end US$4,700,000
Cession of export credit.	ALBRAS/CVRD	11/17/2003 01/15/2004	Amortization in the end US$22,500,000
Cession of export credit.	ALBRAS/CVRD	11/27/2003 01/08/2004	Amortization in the end US$20,000,000

Loan	HISPANOBRÁS/CVRD	04/30/2002	Amortization after conclusion of judicial process (with no date to mature) R$ 265,154.80

Construction in Vila de Murucupi, in the municipality of Barcarena – Pará state, of an aluminum producing plant with total capacity of 320,000 tons/year, to be reached at the end of 1988, this credit is solely intended for the construction of the third and fourth modules, each of which with capacity of 80,000 tons/year, of which no less than 51% of the production shall be intended for CVRD once the project has been completed.
	ALBRAS (borrower) /BNDES; CVRD is one of the intervening party.	From January 1988 till January 2007	Annual installments of USD 70,097,620.56 till 2006 and USD 17,524,405.14 in 2007	In addition to the provisions of article 38 of the “PROVISIONS APPLICABLE TO BNDES AGREEMENTS”, as approved by resolution 665 of December 10, 1987, and partially amended by Resolution 775 of December 16, 1991, both issued by the Executive Committee of the BNDES and published in the Official Gazette of the Federal Executive (Section I) on December 29, 1987 and December 27, 1991 respectively (article 38 — When usage of the reserve credit is authorized by the BNDES (National Development Bank), this shall be subject to the conditions and charges applicable to the main credit amount, and I — in order to use the credit, the Borrower shall file in the secure guarantee register the BNDES document authorizing use of the reserve credit, II — the usage of the reserve credit shall be performed under the guarantee covering the principal, if this exists and is appropriate, III — the debt arising out of the reserve credit shall be added to the principal debt and payable along with the remaining installments thereof, IV — the Grace Period for the reserve credit shall start as from the issue of the respective document authorizing usage thereof), the default of any obligations of the borrower and intervening parties.

* Aluvale was consolidated into CVRD on December 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: April 29, 2004	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer